NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Three Months Ended March 31, 2018
		For the Years Ended December 31,
(Thousands of Dollars)		2017	2016	2015	2014	2013
Earnings, as defined:
Net income	$77,149	$374,726	$350,777	$401,048	$360,907	$328,984
Income tax expense	27,969	242,085	225,789	265,014	239,249	210,234
Equity in earnings of equity investees	(52)	(302)	(325)	(351)	(416)	(568)
Dividends received from equity investees	—	—	35	—	—	424
Fixed charges, as below	29,136	114,419	117,542	107,089	108,705	99,431
Less: Interest capitalized (including AFUDC)	(1,699)	(4,800)	(5,278)	(3,022)	(2,891)	(1,009)
Total earnings, as defined	$132,503	$726,128	$688,540	$769,778	$705,554	$637,496

Fixed charges, as defined:
Interest expense	$26,464	$105,729	$108,430	$100,139	$102,809	$95,234
Rental interest factor	973	3,890	3,834	3,928	3,005	3,188
Interest capitalized (including AFUDC)	1,699	4,800	5,278	3,022	2,891	1,009
Total fixed charges, as defined	$29,136	$114,419	$117,542	$107,089	$108,705	$99,431

Ratio of Earnings to Fixed Charges	4.55	6.35	5.86	7.19	6.49	6.41